UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14842 ✓

FACING PAGE

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___6/1/10___ AND ENDING ___5/31/11___ AUG 2 2 2011
                                    MM/DD/YY   MM/DD/YY

DIVISION OF TRADING & MARKETS

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Balanced Security Planning, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

16956 McGregor Blvd #7
(No. and Street)

Fort Myers   FL   33908
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marie Walsh   239-267-3330
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – if individual, state last, first, middle name)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

kw
9/12

FOR OFFICIAL USE ONLY

11023040

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Marie Walsh_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Balanced Security Planning, Inc._____, as of _____May 31_____, 20 _11_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

WAYNE HOLCOMB
Notary Public - State of Florida
My Comm. Expires Sep 13, 2013
Commission # DD 912275
Bonded Through National Notary Assn.

_____
Signature

President
_____
Title

_____
Notary Public   7/27/11

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

July 22, 2011

Board of Directors
Balanced Security Planning, Inc.
16956 McGregor #7
Ft. Myers , FL 33908

I have audited the accompanying balance sheet of Balanced Security Planning, Inc. , as of May 31, 2011, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Balanced Security Planning, Inc. as of May 31, 2011, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr., CPA

1

Balanced Security Planning, Inc.
BALANCE SHEET
As of May 31, 2011

ASSETS

CURRENT ASSETS
Cash In Bank $ 37,606.00
Accounts Receivable   68.00

Total Current Assets   37,674.00

PROPERTY AND EQUIPMENT
Equipment   20,592.00
Less: Accumulated Depreciation   (20,242.00)

Net Property and Equipment   350.00

OTHER ASSETS
Security Deposit   999.00

Total Other Assets   999.00

TOTAL ASSETS $ 39,023.00

Balanced Security Planning, Inc.
BALANCE SHEET
As of May 31, 2011

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$	2,000.00
Accrued Liabilities		504.00
Total Current Liabilities		2,504.00

LONG-TERM LIABILITIES

Total Liabilities		2,504.00

STOCKHOLDERS' EQUITY

Capital Stock, $10.00 par value, 1,000 shares authorized, 880 shares issued and outstanding	8,800.00
Paid in Excess	77,774.00
Retained Earnings	(50,055.00)
Subtotal	36,519.00
Total Stockholders' Equity	36,519.00

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	39,023.00

Balanced Security Planning, Inc.

	12 Months Ended May 31, 2011
Revenues	
Commissions Earned	$ 98,235.00
Other Income	92.00
Interest Income	30.00
Total Revenues	98,357.00
Operating Expenses	
Employee compensation and ben	56,989.00
Floor brokerage, exchange, and c	723.00
Communications and data proces	2,341.00
Occpancy	9,036.00
Other expenses	25,597.00
Total Operating Expenses	94,686.00
Operating Income (Loss)	3,671.00
Net Income (Loss)	$ 3,671.00

Balanced Security Planning, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended May 31, 2011	
Beginning of Period	$	(53,752.00)
Plus: Net Income	$	3,671.00
Plus: Prior Period Adjustment	$	26.00
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	(50,055.00)

Balanced Security Planning, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended May 31, 2011

<u>2011</u>

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$ 3,671.00
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Depreciation and Amortization	271.00
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(10,892.00)
Accrued Liabilities	504.00
Total Adjustments	(10,117.00)
Net Cash Provided By (Used in) Operating Activities	(6,446.00)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,446.00)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	44,052.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 37,606.00

BALANCED SECURITY PLANNING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MAY 31, 2011

	Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Amount	Amount
Balance at June 1, 2010	880	$ 8,800	880	$ 77,774	$ (53,752)	$ 32,822
Net Income	-	-	-	-	3,671	3,671
Capital Transactions	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	26	26
Balance at May 31, 2011	880	$ 8,800	880	$ 77,774	$ (50,055)	$ 36,519

The footnotes are an integral part of the financial statements.

7

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Balanced Security Planning, Inc. (the Company) was incorporated in the State of Florida effective May 29, 1969. The Company has adopted a fiscal year ending May 31st.

Description of Business

The Company, located in Fort Myers, FL is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides an exemption because of limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the the investment company through submitted commission statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

BALANCED SECURITY PLANNING, INC.
NOTES TO FINANCIAL STATEMENTS
May 31, 2011

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2010, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist as a function of the company's limited business of sales of mutual funds.

Income Taxes

The Net Operating Loss Carryforward is $16,907. The amount is calculated as follows:

Net Operating Loss Carryforward		
1	December 31, 2005	$588
2	December 31, 2006	1,431
3	December 31, 2007	10,858
4	December 31, 2008	4,030
Total		$16,907

BALANCED SECURITY PLANNING, INC.
NOTES TO FINANCIAL STATEMENTS
May 31, 2011

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1.

NOTE C – ACCOUNTS RECEIVABLE

The accounts receivable consists of amounts due from various funds, $68.00.

NOTE D – ACCRUED LIABILITES

The accounts payable is made of an amount of $2,000.00 for auditing services and $504.00 for payroll taxes payable.

NOTE E – RENT

The Company paid $8,811 in rent under a lease agreement. The Company has the option to renew the lease at the end of each year.

NOTE F – PRIOR PERIOD ADJUSTMENT

An error of $25 was made to correct the prior period financial statements.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended May 31, 2011

Balanced Security Planning, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended May 31, 2011

Computation of Net Capital

Total Stockholder's equity:		$ 36,519.00
Nonallowable assets:		
Fixed Assets	1,349.00	
Accounts receivable – other	0.00	(1,349.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 35,170.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 167.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 25,000.00
Net capital requirement	$ 25,000.00
Excess net capital	$ 10,170.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 2,504.00
Percentage of aggregate indebtedness to net capital	7.12%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of May 31, 2011	$ 35,170.00
Adjustments:	
Change in Equity (Adjustments)	113.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(113.00)
Change in Undue Concentration	0.00
NCC per Audit	35,170.00
Reconciled Difference	$ (0.00)

Balanced Security Planning, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended May 31, 2011

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at June 1, 2010	$ -
Additions	-
Reductions	-
Balance of such claims at May 31, 2011	$ -

REPORT ON INTERNAL CONTROL

For the year ended May 31, 2011

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

July 26, 2011

Board of Directors
Balanced Security Planning, Inc.
16956 McGregor #7
Ft. Myers, FL 33908

In planning and performing my audit of the financial statements and supplemental schedules of Balanced Security Planning, Inc. for the year ended May 31, 2011, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at May 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA